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                                                                   EXHIBIT 99.48

CONTACTS:
     QUICKTURN DESIGN SYSTEMS, INC.               ABERNATHY MACGREGOR FRANK
       Joan Powell                                Pauline Yoshihashi
       Director, Marketing Communications         (213) 630-6550
       (408) 914-6701                             Matt Sherman
       joan@quickturn.com                         (212) 371-5999



FOR IMMEDIATE RELEASE


  QUICKTURN URGES STOCKHOLDERS NOT TO SUPPORT MENTORS GRAPHIC'S INADEQUATE BID

   MENTOR ADVISOR VALUED QUICKTURN AT MORE THAN $600 MILLION OR MORE THAN
                                $30 PER SHARE


SAN JOSE, CALIF. (NOVEMBER 5, 1998) -- Quickturn Design Systems, Inc. (Nasdaq:
QKTN) announced today that it has mailed a letter to Quickturn stockholders from Keith R. Lobo, president and chief executive officer of Quickturn, on behalf of the Quickturn Board of Directors. The Quickturn Board strongly urges stockholders not to support Mentor Graphics Corporation's (Nasdaq: MENT) attempt to take over Quickturn at what the Board believes is an opportunistic, inadequate price. The complete text of the letter follows:

"November 4, 1998

Dear Fellow Quickturn Stockholder:

                 MENTOR IS TRYING TO BUY QUICKTURN ON THE CHEAP
                             --AND MENTOR KNOWS IT!

  We believe Mentor Graphics recognizes how well-positioned Quickturn is for future growth, and that is exactly why Mentor has made a hostile bid for your Company. However, MENTOR'S DESIRE TO BUY QUICKTURN AT A "BARGAIN PRICE" SHOULD NOT COME AT THE EXPENSE OF YOU, QUICKTURN'S STOCKHOLDERS. Mentor has been urging you and other stockholders to tender your shares into an offer that your Board of Directors has determined is INADEQUATE AND NOT REFLECTIVE OF THE INHERENT VALUE OF YOUR COMPANY.

  Your Board considered, among other things, the historical trading prices of Quickturn's common stock, including the fact that MENTOR'S OFFER IS MORE THAN
                                                                    ---------
25% BELOW THE STOCK'S HIGHEST CLOSING PRICE OVER THE LAST YEAR, and less than 4%
---------
above its average closing price during the same period.

                 HERE'S WHAT MENTOR DOESN'T WANT YOU TO KNOW...

  What Mentor does not want you to know--and has fought in court/1/ to keep you from hearing--is that ONE OF MENTOR'S OWN ADVISORS DETERMINED THAT QUICKTURN'S
                                                                   -----------
VALUE IS WELL IN EXCESS OF MENTOR'S CURRENT OFFER.
---------------------------------------------------

  The highly respected consulting firm, Arthur Andersen, in a confidential report dated October 1997, said MENTOR'S PURCHASE OF QUICKTURN WOULD CREATE INCREMENTAL VALUE TO MENTOR OF $610 MILLION TO $640 MILLION--THAT'S NEARLY THREE
                               ----------------------------
TIMES THE AMOUNT MENTOR IS CURRENTLY OFFERING FOR YOUR COMPANY.

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                                    - 2 -


               WHOSE INTERESTS WILL MENTOR'S NOMINEES REPRESENT?

  One of Mentor's own advisors believed Quickturn's value to be substantially higher than the $12.125 per share offer currently on the table. Now Mentor is attempting to seek your vote at a special stockholders meeting to gain control of Quickturn by taking over your Board. Mentor is asking Quickturn stockholders to remove your current Board of Directors--who were elected by you, as Quickturn stockholders, in April of this year--and to replace them with Mentor's handpicked slate of director nominees. Once in control, Mentor has said its nominees intend to take all actions necessary to accept Mentor's bargain offer. Mentor also is trying to induce you to vote for three self-serving proposals submitted by Mentor. WE BELIEVE MENTOR'S NOMINEES WILL NOT REPRESENT THE BEST INTERESTS OF QUICKTURN'S STOCKHOLDERS.

  YOUR BOARD CONTINUES TO CHALLENGE THE VALIDITY AND LEGALITY OF MENTOR'S ATTEMPT TO CALL THE SPECIAL MEETING, and the ability to set the meeting and record date of that special meeting. Subject to the resolution of litigation between Quickturn and Mentor regarding these issues, QUICKTURN'S BOARD HAS SET FRIDAY, JANUARY 8, 1999 AS THE DATE FOR THE SPECIAL STOCKHOLDER MEETING, in accordance with Quickturn's bylaws.

  WE STRONGLY URGE YOU NOT TO VOTE THE MENTOR GOLD PROXY CARD AND NOT TO TENDER YOUR SHARES TO THE INADEQUATE MENTOR OFFER.

  THE QUICKTURN BOARD HAS BEEN WORKING HARD ON BEHALF OF THE COMPANY AND ITS STOCKHOLDERS. Your Board's rejection of Mentor's offer affirms its continued confidence in Quickturn's future and its determination that stockholders should be given every opportunity to participate fully in that future.

                    PARTICIPATE IN QUICKTURN'S BRIGHT FUTURE

             VOTE THE BLUE PROXY CARD AGAINST THE MENTOR PROPOSALS

  Your Board urges you to vote the enclosed BLUE proxy card today!

On Behalf of the Board of Directors,


/s/ Keith R. Lobo
Keith R. Lobo
Chief Executive Officer and President

----------------
1 As part of the ongoing litigation between Mentor Graphics Corporation and Quickturn Design Systems, Mentor sought to block Quickturn from deposing Arthur Andersen and sought to prevent the introduction of the Arthur Andersen report at trial."



Quickturn Design Systems, Inc. is the leading provider of verification products and time-to-market engineering (TtME(TM)) services for the design of complex ICs and electronic systems. The company's products are used worldwide by developers of high-performance computing, multimedia, graphics and communications systems. Quickturn is headquartered at 55 W. Trimble Road, San Jose, CA 95131-1013;
Telephone: 408/914-6000. For more information, visit the Quickturn Web site at www.quickturn.com or send e-mail to info@quickturn.com.

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